Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of
Dreyfus Investment Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of
the Investment Company Act of 1940, that Dreyfus Investment Funds
(the "Trust"), which is comprised of Dreyfus/Newton International
Equity Fund,Dreyfus/Standish Intermediate Tax Exempt Bond Fund,
Dreyfus/The Boston Company Emerging Markets Core Equity Fund,
Dreyfus/The Boston Company International Core Equity Fund,
Dreyfus/The Boston Company Large Cap Core Fund,
Dreyfus/The Boston Company Small Cap Growth Fund,
Dreyfus/The Boston Company Small Cap Tax-Sensitive Fund,
Dreyfus/The Boston Company Small Cap Value Fund, and
Dreyfus/The Boston Company Small/Mid Cap Growth Fund
(collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act
of 1940 as of September 30, 2010 and from June 30, 2010 (the date of our last examination) through September 30, 2010 with respect to securities reflected in the investment accounts of the Funds.
Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on
our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States)
and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2010 and, with respect to agreement of security purchases and sales, for the period from June 30, 2010 (the date of our last examination), through September 30, 2010:
1. 	Examination of The Bank of New York Mellon's (the "Custodian")
security position reconciliations for all securities held by sub-custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records and the
Custodian's records as of September 30, 2010;
5.         Confirmation of pending purchases for the Funds as of
September 30, 2010 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Funds as of
September 30, 2010 to documentation of corresponding subsequent cash receipts;
7.	Agreement of the Trust's trade tickets for five purchases
and five sales or maturities for the period June 30, 2010
(the date of our last examination) through September 30, 2010, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing Report on Controls
Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period October 1, 2009 through September 30, 2010 and noted no relevant findings were reported in the areas of Asset Custody and Control
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2010 and from June 30, 2010
(the date of our last examination) through September 30, 2010, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees and Shareholders of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
December 30, 2010


December 30, 2010


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus/Newton International Equity Fund, Dreyfus/Standish Intermediate Tax Exempt Bond Fund,
Dreyfus/The Boston Company Emerging Markets Core Equity Fund, Dreyfus/The Boston Company International Core Equity Fund, Dreyfus/The Boston Company Large Cap Core Fund,
Dreyfus/ The Boston Company Small Cap Growth Fund,
Dreyfus/The Boston Company Small Cap Tax-Sensitive Fund,
Dreyfus/The Boston Company Small Cap Value Fund, and
Dreyfus/The Boston Company Small/Mid Cap Growth Fund, each a series of Dreyfus Investment Funds, (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940.
Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2010 and from June 30, 2010 through September 30, 2010.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2010 and from June 30, 2010 through September 30, 2010 with respect to securities reflected in the investment accounts of the Funds.

Dreyfus Investment Funds


Jim Windels
Treasurer